# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Finance of America Companies Inc., CIK 0001828937
CUSIP: 31738L107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001193125-23-096522
Filed by CIK 0001466992
Persons authorized to receive notices and communications: Reza Jahangiri, 895 Dove Street, Suite 300, Newport Beach, California (CA), 92660, (866) 948-0003

## Reporting persons
- Bloom Retirement Holdings Inc. (CIK 0001466992): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 2,880,151; sole dispositive power 0; shared dispositive power 2,880,151; aggregate amount beneficially owned 2,880,151 (9.5% of the class)
- Reza Jahangiri (CIK 0001971548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,880,151; sole dispositive power 0; shared dispositive power 2,880,151; aggregate amount beneficially owned 2,880,151 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Finance of America Companies Inc.
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on April 10, 2023 (as amended to date, the "Schedule 13D"), relating to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Finance of America Companies Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons as of the date hereof, based on 9,926,412 shares of Class A Common Stock outstanding as of November 5, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2024.

Bloom Retirement Holdings Inc.
-Amount Beneficially Owned: 2,880,151
-Percent of Class: 9.49%

Reza Jahangiri
-Amount Beneficially Owned: 2,880,151
-Percent of Class: 9.49%
Number of shares as to which each person has sole or shared power to vote or dispose:
Bloom Retirement Holdings Inc.
-Sole Voting Power: 0
-Shared Voting Power: 2,880,151
-Sole Dispositive Power: 0
-Shared Dispositive Power: 2,880,151

Reza Jahangiri
-Sole Voting Power: 0
-Shared Voting Power: 2,880,151
-Sole Dispositive Power: 0
-Shared Dispositive Power: 2,880,151

Bloom Retirement Holdings Inc. is the record holder of 305,544 shares of Class A Common Stock and 2,574,607 FOAEC Units, as reported herein. Mr. Jahangiri is the majority shareholder of Bloom Retirement Holdings Inc. and may be deemed to share voting and dispositive power over the securities held by Bloom Retirement Holdings Inc. The percent of class beneficially owned as reported above gives effect to the Conversion Agreement as previously disclosed in Item 4.

The FOAEC Units reported above represent the maximum number of FOAEC Units that may be issued pursuant to the Asset Purchase Agreement. Under the Asset Purchase Agreement, Bloom Retirement Holdings Inc. will be issued FOAEC Units only to the extent that its ownership does not exceed 9.49% of the outstanding shares of Class A Common Stock (giving effect to the deemed exchange of all outstanding FOAEC Units) until, among other conditions, certain consents, approvals, authorizations and waivers are satisfied (the "Control Condition"). The FOAEC Units reported above also reflects the cancellation of 470 FOAEC Units by Bloom Retirement Holdings Inc. in December 2024. Each FOAEC Unit is exchangeable into Class A Common Stock on a one-for-one basis at the option of the holder.
Transactions in the class effected during the past sixty days:
Since the Reporting Persons' most recent filing in Schedule 13D, Bloom Retirement Holdings Inc. has disposed of 142,835 shares of Class A Common Stock in a series of open-market transactions. Details by date, listing the number of shares of Class A Common Stock disposed of and the weighted average price per share, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction:

December 13, 2024
-Shares Disposed of: 38,971
-Weighted Average Price Per Share: $23.8070

December 16, 2024
-Shares Disposed of: 31,875
-Weighted Average Price Per Share: $24.6695

December 19, 2024
-Shares Disposed of: 26,502
-Weighted Average Price Per Share: $25.1114

December 20, 2024
-Shares Disposed of: 45,487
-Weighted Average Price Per Share: $25.1661

In addition, on December 20, 2024, Bloom Retirement Holdings Inc. disposed of 2,159 shares of Common Stock by gift.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Bloom Retirement Holdings Inc.: /s/ Reza Jahangiri, Reza Jahangiri, Majority Shareholder (12/26/2024)
- Reza Jahangiri: /s/ Reza Jahangiri, Reza Jahangiri (12/26/2024)